Exhibit 99.1

RESOLUTELY CASCADES

quarterly report 1

for the 3-month period ended March 31, 2009

Table of contents
The business environment in the first quarter of 2009	4
Financial overview	7
Business segment review	14
Other items analysis	20
Liquidity and capital resources	21
Consolidated financial position	22
Near-term outlook	22
Supplemental Information on non-GAAP measures	25
Consolidated financial statements	28

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is management’s discussion and analysis (“MD&A”) of the operating results and the financial position of Cascades inc. (“Cascades” or “the Company”), which should be read in conjunction with the Company’s consolidated financial statements and accompanying notes for the three-month period ended March 31, 2009 and 2008, and with the most recent audited consolidated financial statements. Information contained herein includes any significant developments as at May 13, 2009, the date on which the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Company is also available on SEDAR at www.sedar.com.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. This MD&A also includes price indices as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (OIBD) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on Non-GAAP Measures” section.

To our Shareholders

Cascades posts significantly improved results in the first quarter

•                                          Operating income before depreciation and amortization (EBITDA) excluding specific items of $107 million, highest for a first quarter in Cascades’ history, an increase of 81 % compared to last year and of 11% compared to the previous quarter;

•                                          Net earnings of $37 million ($0.38 per share) compared to a net loss of $4 million in the first quarter of 2008;

•                                          Net earnings excluding specific items of $21 million ($0.22 per share) compared to a net loss of $9 million in the first quarter of 2008;

•                                          169% improvement in cash flow from operations excluding specific items to $70 million;

•                                          $14 million gain on purchase of long-term debt (included in specific items);

•                                          Current cash availability of approximately $300 million;

•                                          Buy-back of approximately 1.1 million shares at an average cost of $2.12 by the Company;

•                                          Purchase of more than 630,000 shares by insiders during the quarter;

Start-up of the new sorting facility in April to support the launch of the new blue cart recycling program of the City of Calgary;

•                                          Cascades named one of Canada’s greenest employers by Mediacorp.

Financial Highlights

selected consolidated information

(in millions of Canadian dollars, except amounts per share)	Q1 2009 Note 2	Q1 2008 Note 2	Q4 2008 Note 2
Sales	970	959	1,020
Excluding specific items(1)
Operating income before depreciation and amortization (OIBD or EBITDA)	107	59	96
Operating income from continuing operations	53	8	41
Net earnings (loss)	21	(9)	18
per common share	$0.22	$(0.09)	$0.18
Cash flow from operations (ajusted) from continuing operations	70	26	68
per common share	$0.71	$0.26	$0.69
As reported
Operating income before depreciation and amortization (OIBD or EBITDA)(1)	103	45	52
Operating income (loss) from continuing operations	49	(6)	(3)
Net earnings (loss)	37	(4)	(18)
per common share	$0.38	$(0.04)	$(0.19)
Cash flow from operations (ajusted) from continuing operations(1)	68	17	59
per common share(1)	$0.69	$0.17	$0.60

Note 1 - see the supplemental information on non-GAAP mesures note.

Note 2 - the 2008 results were restated following the retrospective application of CICA handbook Section 3064

During the quarter, we benefited from restructuring initiatives implemented in the past twelve months, from the depreciation of the Canadian dollar and a more favourable variable cost environment. These factors have more than offset the capacity utilization rate of less than 80% in our packaging sector and our EBITDA margin on sales increased from 6% in the first quarter of 2008 to 11% in 2009. Our Tissue Group has continued to perform well and our boxboard operations’ EBITDA almost tripled to $24 million. Since a trough in Q2 2008, this group’s EBITDA has in fact been multiplied by 8.

Alain Lemaire

President and Chief Executive Officer

The business environment in the first quarter of 2009

Exchange rates and energy prices

In the first quarter of 2009, the Canadian dollar and the euro depreciated 19% and 13% respectively against the U.S. dollar, compared to the same period last year. In comparison to the previous quarter, the two currencies remained relatively stable  against the greenback.

As in the last quarter of 2008, natural gas and crude oil costs continued to decrease during the first quarter of 2009. Costs of natural gas and crude oil were 39% and 60% lower in Q1 2009, in comparison to the same period of last year.

								Change	Change
	2007 Years	Q1	Q2	Q3	Q4	2008 Years	2009 Q1	Q1 2009 Q1 2008	Q1 2009 Q4 2008
Foreign exchange rates-average
CAN$/US	1.074	1.004	1.010	1.041	1.212	1.067	1.245	24%	3%
US$/CAN	0.931	0.996	0.990	0.960	0.825	0.937	0.803	-19%	-3%
US$/EURO	1.363	1.499	1.564	1.503	1.317	1.471	1.306	-13%	-1%
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	6.86	8.03	10.92	10.24	6.94	9.03	4.89	-39%	-30%
Crude oil WTI (US$/barrel)	69.72	93.69	117.64	125.85	80.48	104.42	37.18	-60%	-54%

Source: Bloomberg

Selling Prices and Raw Materials Costs

Market selling prices were 2% to 5% higher in Q1 2009, compared to the first quarter of last year, in all our sectors, with the exception of our North American deinked pulp and European boxboard operations. However, compared to the last quarter of 2008, market selling prices were down 1% to 5% in our packaging activities.

Recycled and virgin fibre costs (the primary raw materials used for manufacturing our products, which represent our highest variable production cost) continued their significant decline and decreased 14% to 70%, compared to the previous quarter. In comparison to Q1 2008, costs of recycled fibres were 29% to 70% lower, while those of virgin fibre were down approximately 15%.

The following graph and table show the historical movement of average benchmark list prices for some of our key products, as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Selling prices and raw materials costs fluctuate considerably, and are heavily influenced by economic conditions and foreign demand. These list prices could differ from the Company’s purchase costs and actual selling prices.

(1) The Cascades North American selling prices index represents an approximation of the Company’s manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments and is based on publication prices. It includes some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator, as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices reflected in the index are those for tissue. In fact, the tissue pricing indicator, which is blended into the Cascades North American selling prices index, is the Cascades tissue paper selling prices index, which represents a mix of primary and converted products.

(2) The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled fibre, virgin pulp and woodchips, in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator, and it may differ from our actual manufacturing purchasing costs and our purchase mix.

								Change	Change	Change	Chang
	2007 Average	Average Q1	Average Q2	Average Q3	Average Q4	2008 Average	2009 Average Q1	Q1 2009 Q1 2008 (units)	Q1 2009 Q1 2008 (%)	Q1 2009 Q4 2008 (units)	Q1 2009 Q4 2008 (%)
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.
Selling prices
Cascades North American US$ index (index 2003 = 1,000)(1)	1,362	1,412	1,425	1,514	1,510	1,465	1,458	46	3%	-52	-3%
PACKAGING
Boxboard
North America (US$/ton)
Recycled boxboard - 20pt. Clay coated news (transaction)	721	733	755	778	790	764	768	35	5%	-22	-3%
Europe (Euro/tonne)
Recycled white-lined chipboard (GD2) index(2)	669	663	644	644	646	649	619	-44	-7%	-27	-4%
Virgin coated duplex boxboard (GC2) index(3)	1,000	988	984	979	989	985	984	-4	0%	-5	-1%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (transaction)	532	555	555	610	607	582	578	23	4%	-29	-5%
Corrugating medium 26-lb. Semichemical, East U.S. (transaction)	512	535	535	590	583	561	548	13	2%	-35	-6%
Specialty products (US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (transaction)	564	585	583	610	625	601	600	15	3%	-25	-4%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	650	727	758	765	712	740	585	-142	-20%	-127	-18%
Unbleached kraft paper, Grocery bag 30-lb.	891	918	945	978	988	958	937	19	2%	-51	-5%
Uncoated white 50-lb. offset, rolls	818	860	907	944	945	914	897	37	4%	-48	-5%
TISSUE PAPERS
Cascades Tissue papers (index 1999 = 1,000)(4)	1,493	1,560	1,602	1,618	1,606	1,597	1,615	55	4%	9	1%
Raw materials
Cascades North American US$ index (index 2003 = 300)(5)	480	542	536	524	366	492	271	-271	-50%	-95	-26%
RECYCLED PAPER (US$/short ton)
North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	113	127	118	105	40	98	27	-100	-79%	-13	-33%
Special news, no. 6 (ONP - Chicago & NY average)	74	78	79	87	23	67	7	-71	-91%	-16	-70%
Sorted office papers, no. 37 (SOP - Chicago & NY average)	160	208	207	211	127	188	90	-118	-57%	-37	-29%
Europe (Euro/tonne métrique)
Recovered mixed paper & board sorted index(6)	71	73	66	60	20	55	12	-61	-84%	-8	-40%
VIRGIN PULP (US$/tonne) (US$/tonne)
Bleached softwood kraft Northern, East U.S.	824	880	880	880	789	857	677	-203	-23%	-112	-14%
Bleached hardwood kraft Northern mixed, East U.S.	719	796	815	822	718	788	595	-201	-25%	-123	-17%
WOODCHIPS — Conifer eastern Canada (US$/odmt)(7)	129	138	139	135	116	132	115	-23	-17%	-1	-1%

Sources: PPI Pulp & Paper Week, PPI Europe, EUWID, Random Lengths and Cascades.

(1) See Note 1, page 5.

(2) The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for white-lined chipboard.

(3) The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for the coated duplex boxboard.

(4) The Cascades tissue paper selling prices index represents a mix of primary and converted products, and is based on the product mix at the end of 2006.

(5) See Note 2, page 5.

(6) The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe and EUWID prices for the recovered mixed paper and board. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

(7) Dundee Securities’ estimate for Q1 2009.

Financial overview

The environment in which the Company has had to manage, with higher operating costs, over several quarters and particularly during the first half of 2008, had put pressure on our operating results. Actually, the cost of recycled fibre and energy increased to near-record highs in a very short period of time. Freight and chemical product costs had also increased significantly. These rapid changes had a negative impact on our operating results, as it was difficult to adjust our selling prices at the same pace. In addition, the Canadian dollar appreciated quickly and remained around parity with the U.S. dollar over a long period of time in the year 2008.

Despite challenging business conditions and the economic uncertainty, the Company was able to increase its average selling prices in Canadian dollars, since the second half of 2008, in all its business groups. Moreover, the Company benefited from the significant decrease in energy and recycled fibre costs, which happened in the last quarter of 2008 and continued in 2009. Between the first quarter of 2008 and the first quarter of 2009, the Canadian dollar depreciated 19% against the U.S. dollar. All these factors led to better results for the first three months of 2009, compared to 2008.

During the first quarter of 2009, the Company posted a better operating income before depreciation and amortization, excluding specific Items, than in the last quarter of 2008, which was at its highest since 2002. However, the challenging business conditions continued to have a direct impact on volume intake in all of our sectors. The Company proactively reacted to this by taking market-related downtime to balance its inventory against demand and/or by restructuring some of its operating units and implementing significant cost reduction measures.

In 2009, the Company posted net earnings, including specific items, of $37 million or $0.38 per share, compared to a net loss of $4 million or $0.04 per share in 2008. Sales in 2009 increased by $11 million, or 1%, to reach $970 million, compared to $959 million in 2008. Operating income reached $49 million, including specific items, compared to a loss of $6 million in 2008. Excluding specific items, which will be discussed in detail in each segment, operating income increased by $45 million to $53 million, compared to $8 million in 2008.

Key performance indicators

In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following:

	2007					2008	2009
	Total	Q1	Q2	Q3	Q4	Total	Q1
Operational
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard(1)	1,202	292	277	278	246	1,093	249
Containerboard	1,412	348	342	363	336	1,389	301
Specialty products(2)	450	116	115	118	109	458	106
	3,064	756	734	759	691	2,940	656
Tissue Papers	451	112	116	124	119	471	106
Total	3,515	868	850	883	810	3,411	762

Integration rate - %
Packaging
Boxboard (North America)	29%	30%	32%	34%	27%	31%	29%
Containerboard (North America)	61%	58%	62%	61%	59%	60%	54%
Specialty products (paper only)	8%	9%	9%	9%	7%	9%	11%
Tissue Papers	56%	55%	55%	52%	55%	54%	60%
	45%	45%	47%	46%	45%	46%	44%
Capacity utilization rate(3) - %
Packaging
Boxboard(4)	89%	86%	79%	84%	79%	82%	80%
Containerboard	101%	97%	94%	94%	82%	92%	73%
Specialty products (paper only)	86%	84%	83%	85%	78%	83%	78%
Tissue Papers(5)	99%	102%	99%	104%	103%	102%	99%
Total	95%	92%	88%	91%	83%	89%	80%

Energy cons.(6) - GJ/ton	10.05	10.39	9.54	9.25	11.06	10.09	10.82
Work accidents - OSHA frequency rate	7.97	7.11	6.52	7.77	4.52	6.48	6.25
Financial
Return on assets (%)(7)
Packaging
Boxboard	4%	4%	3%	3%	3%	3%	5%
Containerboard	12%	12%	11%	10%	9%	9%	9%
Specialty products	10%	8%	9%	10%	11%	11%	12%
Tissue Papers	12%	11%	12%	13%	18%	18%	22%
Consolidated return on assets (%)	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%	8.9%

Working capital(8)
In millions of $, at end of period	616	682	652	675	694	694	688
% of sales(9)	16.5%	16.7%	16.6%	16.3%	16.6%	16.6%	16.8%

(1) Starting in Q1 2008, numbers reflect the merger of our European recycled boxboard assets with Reno De Medici.

(2) Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

(3) Defined as: Shipments/Practical capacity. Paper manufacturing only.

(4) Starting in Q1 2008, capacity numbers were adjusted to reflect the merger of our European recycled boxboard assets with Reno De Medici.

(5) Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity, which was disclosed in the Annual Information Form.

(6) Average energy consumption for manufacturing mills only.

(7) Return on assets is a non-GAAP measure and is defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.

(8) Working capital includes accounts receivable plus inventories less accounts payable. This number excludes an unpaid provision for closure and restructuring costs in the amount of $18 million as at March 31, 2009, and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instrument liabilities in the amount of $35 million ($31 million as at December 31, 2008) and the net current portion of future tax assets in the amount of $12 million ($10 million as at December 31, 2008).

(9) % of sales = LTM Working capital/LTM Sales.

Historical financial information

(In millions of Canadian dollars, unless otherwise noted)

(Restated to conform with a new accounting policy - see note 1 a) of financial statements)	Q1	Q2	Q3	Q4	2007 Total	Q1	Q2	Q3	Q4	2008 Total	2009 Total
Sales
Packaging
Boxboard(1)	344	352	332	315	1,343	329	331	332	331	1,323	336
Containerboard	294	307	310	282	1,193	291	301	318	293	1,203	263
Specialty products	215	211	206	202	834	209	218	224	209	860	186
Inter-segment sales	(27)	(29)	(26)	(26)	(108)	(28)	(25)	(28)	(19)	(100)	(13)
	826	841	822	773	3,262	801	825	846	814	3,286	772
Tissue Papers	186	180	176	171	713	170	184	205	228	787	211
Inter-segment sales and Corporate activities	(12)	(13)	(14)	(7)	(46)	(12)	(10)	(12)	(22)	(56)	(13)
	1,000	1,008	984	937	3,929	959	999	1,039	1,020	4,017	970
Operating income (loss) before depreciation and amortization (‘‘OIBD’’)(2)
Packaging
Boxboard(1)	33	12	15	9	69	(1)	(1)	6	(7)	(3)	22
Containerboard	39	37	46	30	152	34	27	23	19	103	35
Specialty products	18	11	15	15	59	9	14	21	20	64	13
	90	60	76	54	280	42	40	50	32	164	70
Tissue Papers	19	16	16	15	66	12	14	22	41	89	39
Corporate activities	1	5	1	(1)	6	(9)	7	(1)	(21)	(24)	(6)
	110	81	93	68	352	45	61	71	52	229	103
OIBD excluding specific items(2)
Packaging
Boxboard(1)	8	12	15	9	44	9	3	10	11	33	24
Containerboard	40	44	48	44	176	37	30	32	31	130	36
Specialty products	18	11	15	16	60	9	15	21	22	67	13
	66	67	78	69	280	55	48	63	64	230	73
Tissue Papers	19	15	16	15	65	12	15	22	41	90	39
Corporate activities	1	5	1	(2)	5	(8)	0	3	(9)	(14)	(5)
	86	87	95	82	350	59	63	88	96	306	107
Operating income (loss) from continuing operations	57	30	38	20	145	(6)	8	17	(3)	16	49
Excluding specific items(2)	33	36	40	34	143	8	10	34	41	93	53
Net earnings (loss)	22	45	16	13	96	(4)	(25)	(7)	(18)	(54)	37
Excluding specific items(2)	5	7	9	2	23	(9)	(11)	6	18	4	21
Net earnings (loss) per share (in dollars)
Basic	$0.22	$0.45	$0.16	$0.13	$0.96	$(0.04)	$(0.25)	$(0.07)	$(0.19)	$(0.55)	$0.38
Basic, excluding specific items(2)	$0.05	$0.07	$0.09	$0.02	$0.23	$(0.09)	$(0.11)	$0.06	$0.18	$0.04	$0.22
Cash flow from operations (adjusted)(2)	41	46	55	36	178	17	36	43	59	155	68
Excluding specific items	49	48	56	49	202	26	42	47	68	183	70
Cash flow from operations (adjusted) per share (in dollars)(2)
Basic	$0.41	$0.46	$0.56	$0.36	$1.79	$0.17	$0.37	$0.43	$0.60	$1.57	$0.69
Basic, excluding specific items	$0.49	$0.48	$0.57	$0.49	$2.03	$0.26	$0.43	$0.47	$0.69	$1.85	$0.71
Cascades North American US$ selling price index (2002 index = 1,000)(3)	1,314	1,341	1,382	1,411	1,362	1,412	1,425	1,514	1,510	1,465	1,458
Cascades North American US$ raw materials index (2002 index = 300)(4)	438	465	497	521	480	542	536	524	366	492	271
US$/CAN$	$0.85	$0.91	$0.96	$1.02	$0.93	$1.00	$0.99	$0.96	$0.82	$0.94	$0.80
Natural Gas Henry Hub - US$/mmBtu	$6.77	$7.55	$6.16	$6.97	$6.86	$8.03	$10.92	$10.24	$6.94	$9.03	$4.89
Return on assets (%)(5)	10.5%	9.8%	9.5%	8.9%	8.9%	8.3%	7.7%	7.6%	8.0%	8.0%	8.9%

Source: Pulp & Paper Week, PPI, EUWID, Random Lengths and Cascades

(1)           The 2008 figures reflect the merger of our European boxboard assets with Reno De Medici.

(2)           See “Supplemental Information on Non-GAAP Measures”.

(3)           See Note 1 page 5.

(4)           See Note 2 page 5.

(5)           Return on assets is a non-GAAP measure, defined as LTM OIBD excluding specific items/LTM Average of total quarterly assets.

Financial Results for the 3-month Periods Ended March 31, 2009 and 2008 Sales

Sales increased slightly, by $11 million, to $970 million versus $959 million in 2008. Net average selling prices in U.S. dollars rose in all of our segments except for the Containerboard and Specialty Products segments. However, this decrease was offset by the depreciation of the Canadian dollar against the U.S. dollar. Shipments were 12% lower compared to 2008, partly as a result of market-related downtime in the first half of the year in the North American boxboard sector (8,000 short tons), the closure, for an indefinite period, of the Toronto recycled boxboard mill in the third quarter of 2008 (removing 26,000 short tons) and market-related downtime in North American Containerboard (47,000 short tons). The Tissue and Specialty Products Group’s business volume decreased by 5.4% and 8.6%, respectively, over 2008. Sales also include the net impact of the transaction with Reno De Medici, which was concluded on March 1, 2008.

Operating Income before Depreciation and Amortization (“OIBD”)

The Company generated $103 million in OIBD in the first quarter of 2009, compared to $45 million in 2008. The OIBD margin increased for the period, to 10.6%, compared to 4.7% in 2008. Excluding specific items, the OIBD stood at $107 million, compared to

$59 million in 2008 - an increase of $48 million or 81%, resulting from lower raw materials costs, the depreciation of the Canadian dollar and the increase in our selling prices. These positive impacts were partially offset by lower shipments for all segments of the Company.

The main variances in OIBD, excluding specific items, are shown below. Lower shipments were more than offset by decreases in raw materials costs, increases in selling prices and depreciation of the Canadian dollar.

(1) The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips.

(2) The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fluctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position. At the end of 2008, the Company changed its method for estimating the impact of the exchange rate compared to the previous period.

(3) Impact of these estimated variable costs based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4) Includes all other costs, such as repair and maintenance, selling and administration, and profit-sharing.

(5) Includes change in OIBD for operating units that are not in the manufacturing or converting sector.

The operating income before depreciation and amortization variance analysis by segment is shown in each business segment review (refer to pages 13 to 19).

Specific Items Included in Operating Income before Depreciation and Amortization

The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specific items.

The reconciliation of the specific items by business group is as follows:

	For the 3-month periods ended March 31
(in millions of Canadian		Container-	Specialty	Tissue	Corporate	2009		Container-	Specialty	Tissue	Corporate	2008
dollars)	Boxboard	board	Products	Papers	Activities	Consolidated	Boxboard	board	Products	Papers	Activities	Consolidated
Operating income before depreciation and amortization	22	35	13	39	(6)	103	(1)	34	9	12	(9)	45
Specific items :
Inventory adjustment resulting from business acquisition	—	—	—	—	—	—	1	—	—	—	—	1
Loss on disposal	—	—	—	—	—	—	5	—	—	—	—	5
Impairment loss	—	3	—	—	—	3	—	—	—	—	—	—
Closure and restructuring costs	2	—	—	—	—	2	4	4	—	—	—	8
Unrealized loss (gain) on financial instruments	—	(2)	—	—	1	(1)	—	(1)	—	—	1	—
	2	1	—	—	1	4	10	3	—	—	1	14
Operating income before depreciation and amortization - excluding specific items	24	36	13	39	(5)	107	9	37	9	12	(8)	59

Gains and Losses on Disposal

In 2008, the Company recorded the following loss:

	Q1 2009	Q1 2008
Loss on contribution to a joint venture	—	5
	—	5

In the first quarter of 2008, following the transaction with Reno De Medici S.p.A. (“RdM”), the Company recorded a loss of $5 million since the value of the shares received as a consideration was lower than the contributed book value of the assets transferred as at March 1, 2008.

Impairment Charges, Closure and Restructuring Costs

The following impairment charges, closure and restructuring costs were recorded in 2009 and 2008:

		Q1 2009		Q1 2008
	Impairment charges	Closure and restructuring costs	Impairment charges	Closure and restructuring costs
Boxboard — Dopaco (Bakersfield)	—	1	—	2
Boxboard — Corporatif	—	1	—	2
Containerboard — Red Rock	—	—	—	4
Containerboard — Québec	3	—	—	—
	3	2	—	8

Following the closure in 2008 of its Dopaco converting plant located in Bakersfield, the Company recorded a charge of $1 million, in the first quarter of 2009, to terminate the lease of the building used for the Bakersfield operation. The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.

On April 2, 2009, the Company announced the closure of its Quebec City-based corrugated products plant. Sales and distribution services at the Quebec City plant will remain intact, and production will be gradually redirected to the other Quebec City-based corrugated products plants. The Company recorded an impairment charge of $3 million on property, plant and equipment, and on inventories following the announcement.

In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred its production to its Stockton, California plant. The Company recorded a charge of $2 million.

In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations. As a result of this change, the Company recorded a restructuring provision of $2 million.

The Company recorded a provision of $4 million, related to the pension plan settlement of its Red Rock containerboard mill, which was closed in 2006.

Financial Instruments

The Company recorded an unrealized gain of $1 million in 2009, on certain financial instruments that were not designated as hedging instruments. More specifically, the

2009 gain includes a $2 million loss on financial instruments on natural gas and currency hedging, and a gain of $3 million on commodity financial instruments (wastepaper hedging). In 2008, the Company did not record any unrealized losses or gains on these financial instruments.

Business Highlights

Over the past two years, the Company finalized several transactions (closure or sale of certain operating units) in order to optimize its asset base and streamline its cost structure.

The following transactions that occurred in 2008 and 2009 should be taken into consideration when reviewing the overall or segmented analysis of the Company’s results:

Closure, Restructuring and Disposal

Boxboard Group

1)                                      In the first quarter of 2008, the Company ceased operations at its Dopaco converting plant located in Bakersfield, California and transferred production to its Stockton, California plant.

2)                                      In the first quarter of 2008, the Company announced the reorganization of its North American boxboard operations with its containerboard operations.

3)                                      In the third quarter of 2008, the Company closed its Toronto, Ontario recycled boxboard mill for an indefinite period of time.

4)                                      In the third quarter of 2008, the Company sold its Scierie Lemay sawmill, which was closed at the time.

5)                                      In the fourth quarter of 2008, following restructuring initiatives at RdM (Europe), one paper machine located in Blendecques, France was shut down.

Containerboard Group

6)                                      Since the middle of 2008, the Company carried out a general review of its labour cost structure, which led to 500 layoffs in its converting facilities in Canada and the United States.

7)                                      At the beginning of the second quarter of 2009, the Company announced the closure of its Quebec City-based corrugated products plant. This closure will take place gradually, through December 2009.

Discontinued Operations

On January 7, 2008, the Company sold its Greenfield SAS pulp mill, located in France, for an amount of $41 million (€28 million). This transaction resulted in a gain of $24 million before related income taxes of $4 million.

In September 2008, the Company sold its Scierie Lemay sawmill assets for a cash consideration of $6 million and a contingent consideration of $2 million, which resulted in no gain or loss.

Business Segment Review

Packaging—Boxboard

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipment1 (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars or euros/unit)		Price reference (in U.S. dollars or euros/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Boxboard
Manufacturing - North America	66	68	5	(9)	81	103	817	657	656	655	768	733
Manufacturing - Europe2	114	127	7	3	124	150	918	850	€566	€565	€689	€705
Converting	181	161	12	12	67	70	2,689	2,160	2,160	2,152	n/a	n/a
Others and eliminations	(25)	(27)	(2)	(7)	(23)	(31)
	336	329	22	(1)	249	292
Specific items			2	10
Excluding specific items			24	9

(1) Total shipments do not reflect the elimination of business sector intercompany shipments.

(2) Includes the Company’s share of Reno De Medici, since March 1, 2008.

The main variances in OIBD for the Boxboard Group, excluding specific items, are shown below:

For Notes 1 to 5, see definition on page10.

Sales for the Boxboard Group increased by $7 million, or 2%, to $336 million in 2009, compared to $329 million in 2008, despite a 15% decrease in sales volume. This sales increase is mainly due to increases in average selling prices in canadian dollar. OIBD excluding specific items for this Group increased by $15 million to $24 million, compared to $9 million in 2008. This improvement is mainly due to higher average selling prices in U.S. dollars. In addition, OIBD benefited from the depreciation of the Canadian dollar against the U.S. dollar and the euro. Moreover, the reorganization of Cascades’ boxboard operations with containerboard operations led to reduced sales and administration costs. Finally, all these improvements in profitability were partially offset by lower sales volumes, due to the current challenging economic environment.

Europe

Including the net impact of the transaction with RdM, which became effective March 1, 2008, sales decreased by $13 million, or 10%, while average selling prices increased by 8% and shipments decreased by 17% compared to the previous year. Selling prices in euros increased by 1.6% in our virgin mills as a result of a more favourable sales mix, particularly at our LaRochette mill. These mills also benefited from favourable exchange rates for the Swedish krona against the euro and GBP.

For recycled boxboard business (RdM), after a significant slowdown in demand at the end of 2008, sales volumes were up at the beginning of 2009. However, selling prices declined slightly. This Group benefited from the decrease in recycled fibre costs and also took necessary market-related downtime in order to maintain an optimal level of production against customer demand.

In 2008, following the transaction with RdM, the Company recorded a loss of $5 million as the value of the consideration received was lower than the contributed book value of the assets transferred. In addition, operating results for 2008 were reduced by $1 million, since the inventory acquired at the time of the business combination was recognized at fair value and no profit was recorded on its subsequent sale.

North America

Sales in manufacturing mills decreased by $2 million, or 2.9%, despite the fact that average selling price in U.S. dollars remains unchanged, along with depreciation of the Canadian dollar. Excluding the sale of inventory lots, from the Toronto mill temporary shut down, at lower average prices than other mills, the average selling price in U.S. would increased by $5. These positive impacts were offset by a 21% decrease in sales volume resulting from closure of the Toronto boxboard mill during the third quarter of 2008 (a decrease of 26,000 short tons, compared to 2008). On the converting side, shipments were lower by 4.3%, but this decrease was more than offset by the increase in selling prices for the folding carton and quick-service restaurant packaging activities.

Excluding the temporary shutdown of the Toronto mill, we took approximately 8,000 short tons of downtime in the North American manufacturing units to keep supply and demand on balance as well as to maintain inventories at satisfactory levels.

During the first quarter of 2009, following the closure in 2008 of its Dopaco converting plant located in Bakersfield, the Company recorded a charge of $1 million to terminate the lease of the building used for the Bakersfield operation. The Company also recorded an additional charge of $1 million, following the closure of its Toronto recycled boxboard mill in 2008.

In 2008, this Group recorded closure and restructuring charges of $4 million following the closure of its Dopaco mill located in Bakersfield and the reorganization of its activities with containerboard operations.

Packaging—Containerboard

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipment(1) (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)		Price reference (in U.S. dollars/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Containerboard
Manufacturing	131	154	35	17	233	310	561	497	451	495	578	555
Converting	217	227	7	14	1752	1962	1,237	1,155	993	1,150	n/a	n/a
Others and eliminations	(85)	(90)	(7)	3	(107)	(158)
	263	291	35	34	301	348
Specific items			1	3
Excluding specific items			36	37

(1) Total shipments do not reflect the elimination of business sector intercompany shipments.

(2) Equal to 2,759 million square feet (msf), CAN$79/msf, US$69/msf in 2009, and to 3,217 msf, CAN$71/msf, US$70/msf in 2008.

The main variances in OIBD for the Containerboard Group, excluding specific items, are shown below:

For Notes 1 to 5, see definition on page 10.

The Containerboard Group’s sales decreased by $28 million to $263 million in 2009, compared to $291 million in 2008. Manufacturing shipments dropped by 25% as a result of the mills’ market-related downtime. In the first quarter of 2008, 98 days of downtime were taken in the manufacturing sector (corresponding to 47,000 short tons) in order to keep production in balance with demand. Those downtimes mainly took place in corrugated paper mills. Converting activities benefited from better selling prices in Canadian dollars, as selling prices per msf increased in 2009, compared to 2008. However, in the manufacturing sector, average selling prices in North America were down by US$18 on average in 2009. Selling prices also decreased by €111 at our mill in France.

The North American corrugated product markets, particularly in the Northeastern U.S. Region, continued to be challenging. On a quarterly-average basis, North-American box shipments for the industry were down 11.5% in the first quarter of 2009, compared to the same period in 2008. In 2009, converting shipments of the Containerboard Group decreased by 14.3% in the U.S. and by 12% in Canada, compared to the first three months of 2008.

OIBD excluding specific items decreased by $1 million to $36 million in 2009, compared to $37 million in 2008. Significant sales volume reduction in comparison to 2008 led to a $19 million decrease in OIBD. However, the negative impact of sales volume was offset by a significant decrease in wastepaper ($11 million) and by better control over the fixed-cost structure. Depreciation of the Canadian dollar had also a positive impact on our results($3 million).

On April 2, 2009, the Containerboard Group announced the permanent closure of its Quebec City-based corrugated products plant. The closure will be effective as at December 31, 2009, and all production for that mill will be redirected to the other Quebec-based plants. The closure of the Quebec mill led to a charge of $3 million for the first quarter of 2009, and should result in annual fixed-cost savings of $3 million.

In the first quarter of 2009, the Containerboard Group recorded an unrealized gain of $2 million on derivative financial instruments, compared to a gain of $1 million in 2008. In addition, in the first quarter of 2008, the Containerboard Group incurred closure costs of $4 million following the pension plan settlement at the Red Rock facility, which had been closed at the end of 2006.

Packaging—Specialty Products

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipment(1) (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)		Price reference (in U.S. dollars/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Specialty products
Manufacturing	86	76	9	(1)	83	88	1,036	863	832	860	837	795
Converting	61	63	5	5	27	32
Recovery and deinked	59	93	—	5	n/a	n/a
Others and eliminations	(20)	(23)	(1)	—	(4)	(4)
	186	209	13	9	106	116
Specific items			—	—
Excluding specific items			13	9

(1) Total shipments do not reflect the elimination of business sector intercompany shipments.

The main variance in OIBD for the Specialty Products Group, excluding specific items, is shown below:

For Notes 1 to 5, see definition on page 10.

Sales for the Specialty Products Group decreased by 11% to $186 million, compared to $209 million in 2008. This decrease is mainly attributable to recovery activities ($34 million). In addition to the negative impact resulting from lower volume for these activities, the drastically falling prices for wastepaper during the fourth quarter of 2008 remained low in 2009. Sales for our specialty papers sector increased in 2009 compared to 2008, while shipments remain stable. These activities benefited from selling price increases, combined with a more favourable sales mix, mainly for our Saint-Jérôme mill, which continues to benefit from the realignment toward higher value and recycled-content grade. Sales for our consumer packaging sector increased slightly in 2009, compared to 2008.

OIBD increased by $4 million to $13 million, compared to $9 million in 2008. The depreciation of the Canadian dollar against the U.S. dollar explains $4M of the increase. This Group, except for our recovery activities, benefited from the drastic price decrease for wastepaper, which had begun during the last quarter of 2008. Our fine paper mill located in Saint-Jérôme significantly increased its profitability through a better sales mix and cost reduction measures. Our de-inking sector also delivered major profitability improvements based on the reduction of raw materials costs. However, this decrease in raw materials costs resulted in an $8 million decrease in OIBD for recovery activities. OIBD for our industrial packaging and consumer products activities remains stable in 2009 over 2008, despite the actual unfavourable market conditions.

Finally, this Group recorded an additional bad debt provision during the first quarter of 2009, due to the recent announcement regarding AbitibiBowater Inc.

TISSUE PAPERS

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipment(1) (in thousands of short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)		Price reference (in U.S. dollars/unit)
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Tissue Papers
Manufacturing and converting	211	170	39	12	106	112	1 947	1,486	1,563	1,480	1,615	1,560
Specific items			—	—
Excluding specific items			39	12

(1) Total shipments do not take into account the elimination of business sector intercompany shipments.

The main variances in OIBD for the Tissue Group, excluding specific items, are shown below:

Tissue Group sales increased by 24% to $211 million in 2009, compared to $170 million in 2008, while shipments decreased by 5.4%, mainly due to a decrease in jumbo rolls shipments, mostly in the U.S. commercial and industrial markets, due to the current economic situation. On the converting side, shipments increased slightly. The improvement in sales is in part, due to the depreciation of the Canadian dollar against the U.S. dollar in 2009, compared to 2008. In addition, average net realized prices in US$ were 5.6% higher in 2009, compared to the same period in 2008, as a result of several price increases implemented for parent rolls in the commercial and industrial market and retail market. The increase in sales was also impacted by the rise in the proportion of converted products against total shipments compared to 2008, for which selling prices are higher than for jumbo rolls.

The Tissue Group’s OIBD excluding specific items stood at $39 million in 2008, compared to $12 million in 2007. The improvement in OIBD is mainly due to the significant decrease in raw materials prices, to the increase in selling prices and to the weakness of the Canadian dollar. OIBD was also affected by additional promotional activities for the Cascades brand, an equipment problem at the

Mechanicville mill and higher inventory levels maintained to ensure an excellent service level.

Corporate Activities

OIBD for Corporate activities included, in 2008, a charge of $4 million resulting from the collapse of a roof section at the Company’s fine papers converting centre located in Saint-Jérôme.

The Company recorded an unrealized loss of $1M on financial instruments in 2009, the same as 2008.

Other Items Analysis

Depreciation and Amortization

Depreciation and amortization increased to $54 million in 2009, compared to $51 million in 2008. The depreciation and amortization expense was affected by the net impact of the proportional consolidation of the transaction with Reno De Medici. In addition, the depreciation of the Canadian dollar against the U.S. dollar increased the depreciation and amortization expense in 2009, compared to 2008.

Operating Income (Loss)

As a result of the above, operating income increased by $55 million to $49 million, compared to an operating loss of $6 million in 2008. Operating margins for 2009 increased from (0.6%) in 2008 to 5% in 2009.

Excluding specific items, operating income for 2009 stood at $53 million, compared to $8 million in 2008.

Interest Expense

The interest expense increased by $3 million to $27 million, compared to $24 million in 2008. The interest expenses on US$-denominated debts increased mainly due to the depreciation of the Canadian dollar against the U.S. dollar. In 2009, the applicable interest margin on the variable interest rate for the Company’s revolving and term facilities increased by 2%, following the February 13, 2009 amendment of its credit facility to maintain its existing financial covenants’ ratios.

Foreign Exchange Loss (Gain) on Long-term Debt

In 2009, since its US$-denominated debts are hedge; the Company did not record any foreign exchange gain or loss on these debts. In 2008, a foreign exchange loss of $5 million was recorded. These gains or losses have no impact on the Company’s liquidity.

Gain on Purchases of Senior Notes

During the first quarter of 2009, the Company purchased senior notes which were trading at discount. The difference between the nominal value and the amount paid resulted in a gain of $14 million.

Provision for Income Taxes

The 2009 income tax expense is $5 million, for an effective rate of 14%, including the impact of all specific items. Excluding these specific items, the effective tax rate is approximately 31%. As a consequence of a Quebec income tax rate change on investment incomes, a favourable adjustment of $6 million is included in the 2009 earnings. From that amount, $4 million is recorded in the income tax provision and $2 million in the share of earnings of significantly-influenced companies.

The effective tax rate and current income taxes are affected by the results of certain subsidiaries and a joint venture located in countries — notably Germany, Italy and the United States — where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 31% to 35%.

Share of Results of Significantly-influenced Companies

The share of results of significantly-influenced companies is mainly represented by our 34% interest in Boralex Inc., a Canadian public company that produces green and renewable energy, with operations in the northeastern United States, Canada and France.

Net Earnings

As a result of the foregoing factors, the Company posted net earnings of $37 million, or $0.38 per share in 2009, compared to a net loss of $4 million or $0.04 per share in 2008. However, after excluding certain specific items, the Company realized net earnings of $21 million or $0.22 per share, compared to a net loss of $9 million or $0.09 per share in 2008 (see “Supplemental Information on Non-GAAP Measures” for reconciliation of these amounts).

Liquidity and Capital Resources

Cash Flows from Operating Activities

Operating activities generated $67 million in 2009, compared to a cash requirement of $31 million in 2008. Changes in non-cash working capital components required $1 million in funds, compared to a cash requirement of $48 million in 2008. Despite the fact that, historically, the first two quarters of the year required cash investments to support increased inventory levels for the forthcoming summer, requirements were lower in 2009. This results from the implementation of proactive measures, which began in 2008, in order to optimize working capital. Recovery of our activities, following significant downtime in December 2008, resulted in a 9% increased of our inventory volumes for our manufacturing units. In addition, as usual, we paid the interest on our senior notes for an amount of $US 24 million during the quarter.

Cash flow from operating activities, excluding the change in non-cash working-capital components, stood at $68 million for 2009, compared to $17 million for the same period in 2008. Specific amounts, namely $2 million related to closure and restructuring charges, reduced cash flow from operating activities in 2009, versus $9 million for the same period in 2008. Cash flow from operating activities, excluding the change in non-cash working-capital components, was negatively affected in 2009 by a higher-than-usual pension plan liability payment, in the amount of $4 million.

This cash flow measure is significant, since it positions the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing Activities

Investment activities in 2009 required total cash resources of $40 million, mainly for capital expenditure projects. The largest capital projects in 2009 were:

Boxboard ($12 million)

•      $2 million for production process optimization in the LaRochette, France mill.

•      $6 million to add converting equipment for the QSR business.

Containerboard ($5 million)

•      $1 million for a bark boiler in the Trenton mill.

Specialty Products ($10 million)

•      $6 million to complete the new sorting facility in Calgary, for our recycling paper activities.

Tissue ($7 million)

•      $2 million for expansion and installation of converting equipment in the Lachute and Wisconsin units.

Corporate Activities ($1 million)

•      Investments aimed at reducing energy consumption.

The Company also invests approximately $3 million in other assets, for the purchase and implementation of software.

Financing Activities

During the first quarter of 2009, the Company benefited from its positive cash flow, purchasing senior notes with a nominal value of US$26.1 million, for a consideration of US$14.6 million. The consideration paid as at March 31, 2009 was $14 million and an amount of $4 million was paid in April 2009. These transactions, combined with cash flow from operating activities and investments in capital projects, resulted in a $13 million decrease in our total indebtedness during the first quarter of 2009.

The Company may elect, from time to time, to purchase its senior notes when market conditions are appropriate.

During the reporting period, a 73%-owned subsidiary of the Company (Metro Waste) completed long-term financing for its activities and repaid the temporary loan that had been provided in 2008.

The Company also redeemed 1,081,200 of its common shares on the open market, pursuant to a normal-course issuer bid, for an amount of $2.3 million.

Including these transactions and the $4 million in dividends paid out during the current year, financing activities required $19 million in liquidity.

Liquidity from Discontinued Operations

During the period, the Company paid $3 million in relation to a 2006 legal settlement in the fine papers distribution activities that were disposed of in 2006.

Consolidated Financial Position as at December 31, 2009 and December 31, 2008

Following are the Company’s financial position and ratios:

(in millions of Canadian dollars)	2009	2008
		(Restated - Refer to note 1 a) of financial statements)
Working capital(1)	688	694
% of sales(2)	16.8%	16.6%
Bank loan and advances	72	104
Current portion of long-term debt	39	36
Long-term debt	1,707	1,672
Total debt	1,818	1,812
Shareholders’ equity	1,289	1,255
Total equity and debt	3,107	3,067
Ratio of debt/total equity and debt	58.5%	59.1%
Shareholders’ equity per share	$13.23	$12.74

(1) Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $18 million as at March 31, 2009 and $22 million as at December 31, 2008. It also excludes the current portion of derivative financial instruments liabilities in the amount of $35 million as at March 31, 2009 ($31 million as at December 31, 2008) and the net current portion of future tax assets in the amount of $12 million as at March 31, 2009 ($10 million as at December 31, 2008).

(2) % of sales = LTM Working Capital/LTM Sales.

Liquidity available via the Company’s credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet its financial obligations and fulfill its capital expenditure program. Capital expenditures for 2009 are approved at $100 million, but are subject to change depending on the Company’s operating results and on general economic conditions. As at March 31, 2009, the Company had $272 million (net of letters of credit in the amount of $35 million) available through its $850 million revolving credit facility. The Company has no significant debt maturities before the end of 2011.

Near-term Outlook

We expect to benefit from the seasonal pick-up in demand in the second quarter, and anticipate that our two main variable costs, recycled fibre and energy, should stay relatively stable. However, we remain cautious in regard to short-term business conditions, considering the decrease in selling prices for some of our products in recent months and the potential appreciation of the Canadian dollar.

Capital Stock Information

As at March 31, 2009, issued and outstanding capital stock consisted of 97,467,651 common shares (98,548,851 as at December 31, 2008), and 2,903,506 stock options were issued and outstanding (2,903,506 as at December 31, 2008). In 2009, no options were exercised and 97,669 were forfeited. In 2009, the Company issued 97,669 stock options, at an exercise price of $7.64.

As at May 13, 2009, issued and outstanding capital stock consisted of 97,467,651 common shares and 4,935,291 stock options.

Critical Accounting Estimates

Some of the Company’s accounting policies require significant estimates and assumptions about future events that affect the amounts reported in the financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.

Except for what is described below, as at May 13, 2009, no new items had occurred since December 31, 2008. Therefore, it is the opinion of the Company that the position taken in regard to the estimates, which are outlined in the Annual Report (refer to page 48), remains unchanged.

The Company is currently working with representatives of the Ontario Ministry of the environment (MOE) - Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the «Mill»). The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill’s lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility who has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and the outcome of the current procedures at AbitibiBowater Inc.

Introduction of New Accounting Standards in 2009

Goodwill and Intangible Assets

On January 1, 2009, the Company adopted CICA handbook Section 3064, “Goodwill and intangible assets”, which replaces CICA handbook Section 3062, “Goodwill and other intangible assets”, and CICA handbook Section 3450, “Research and development costs”. This new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other Finite-life Intangible Assets”. The company also reclass from property, plant and equipment to other assets, the net book value of its software in the amount of $7 million as at December 31, 2008. For more details on the impact of the adoption of this new standard as at January 1st, 2009, refer to Note 1(a) of the Company’s financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

On January 1, 2009, the Company adopted the CICA issued EIC-173, “Credit risk and the fair value of financial assets and financial liabilities”, with retrospective application and without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company evaluated that the adoption of these recommendations did not have a significant impact.

New Accounting Standards not yet Adopted

Business Combinations

In January 2009, CICA published Section 1582, ‘‘Business combinations’’. This section replaces the former Section 1581, “Business combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt this new standard early. The Company is currently evaluating the impact of the adoption of this new standard.

Consolidated Financial Statements and Non-controlling Interests

In January 2009, CICA published “Consolidated financial statements”, Section 1601, and ‘‘Non-controlling interests’’, Section 1602. These two sections replace Section 1600, “Consolidated financial statements”. Section 1601, “Consolidated financial statements”, carries forward guidance from Section 1600, “Consolidated financial statements”, with the exception of non-controlling interests, which are addressed in a separate section. Section 1602, “Non-controlling interests”, requires the Company to report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point, the Company does not intend to adopt these new standards early. The Company is currently evaluating the impact of the adoption of these new standards.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for publicly accountable profit-oriented enterprises. The transition from current Canadian GAAP to IFRS will be applicable for the Company for the fiscal year beginning on January 1, 2011. The Company will convert to these new standards according to the timetable set for these new rules. The Company has established its transition plan and has formally established a project team. The project team, which consists of members from Finance, is overseen by the Company’s Chief Financial Officer. It reports on a regular basis to senior management and to the Audit Committee of the Company’s Board of Directors. The Company uses an external advisor to assist in the conversion project.

The Company has completed the first phase of its transition program, which included scoping to identify the significant accounting policy differences and their related areas of impact in terms of systems, procedures and financial statements.

The Company is currently in the second phase, which involves a completed design and work plan to measure the differences between IFRS and Canadian GAAP, and the impact on its financial statements, disclosures and operations. The Company will address the design, planning, solution development and implementation of the conversion in 2009.

CONTROLS AND PROCEDURES

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information relating to the Company is made known to them and have designed internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in accordance with GAAP.

They deem the design of DC&P and the design of ICFR to be adequate, as at March 31, 2009.

The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether or not there were any changes to the Company’s ICFR during the three-month period ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, its ICFR. No such changes were identified through their evaluation.

Risk Management

As part of its ongoing business operations, the Company is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw materials, interest rates and foreign currency exchange rates, all of which impact on the Company’s financial position, operating results and cash flows. The Company manages its exposure to these and other market risks through regular operating and financing activities, and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes.

Page 51 and ff of our Annual Report for the year ended December 31, 2008 contain a discussion of the key areas of the Company’s business risks and uncertainties, and its mitigating strategies. This information on business risks and enterprise risk management remains substantially unchanged. Refer to our Annual Report for more details.

Supplemental Information on Non-GAAP Measures

None of the following items is a measure of performance under Canadian GAAP: operating income before depreciation and amortization (OIBD), operating income, cash flow from operations and cash flow from operations per share. The Company includes OIBD, operating income, cash flow from operations and cash flow from operations per share because these elements are measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, nor are they necessarily an indication of whether or not cash flow will be sufficient to fund our cash requirements. In addition, our definitions of OIBD, operating income, cash flow from operations (adjusted) and cash flow from operations (adjusted) per share may differ from those of other companies. “Cash flow from operations (adjusted)” is defined as cash flow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. Cash flow from operations (adjusted) per share is determined by dividing cash flow from operations by the weighted average number of common shares for the period in question.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the above-mentioned non-GAAP measures provide investors with a measure of performance that can be used to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP, nor are they necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation.

Specific items include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sales of business units, unrealized gains or losses on financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or a non-recurring nature.

Net earnings (loss), a performance measure defined by Canadian GAAP, is reconciled below with operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month periods ended March 31
(in millions of Canadian dollars)	2009	2008
Net earnings (loss)	37	(4)
Net earnings from discontinued operations	—	(19)
Non-controlling interest	(1)	1
Share of results of significantly influenced companies and dilution gain	(5)	(4)
Provision for (recovery of) income taxes	5	(9)
Foreign exchange loss on long-term debt	—	5
Gain on purchases of senior notes	(14)	—
Interest expense	27	24
Operating income	49	(6)
Specific items:
Inventory adjustment resulting from business acquisition	—	1
Loss on disposal	—	5
Impairment loss	3	—
Closure and restructuring costs	2	8
Unrealized gain on financial instruments	(1)	—
	4	14
Operating income - excluding specific items	53	8
Depreciation and amortization	54	51
Operating income before depreciation and amortization - excluding specific items	107	59

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Net earnings (loss)		Net earnings (loss) per share(1)
	For the 3-month periods ended March 31		For the 3-month periods ended March 31
(in millions of Canadian dollars, except amount per share)	2009	2008	2009	2008
As per GAAP	37	(4)	$0.38	$(0.04)
Specific items :
Inventory adjustment resulting from business acquisition	—	1	$—	$0.01
Loss on disposal	—	5	$—	$0.05
Impairment loss	3	—	$0.02	$—
Closure and restructuring costs	2	8	$0.02	$0.05
Unrealized gain on financial instruments	(1)	—	$(0.01)	S$—
Foreign exchange loss on long-term debt	—	5	—	$0.04
Gain on purchases of senior notes	(14)	—	$(0.13)	$—
Gain Included in discontinued operations	—	(24)	—	$(0.20)
Adjustment of statutory tax rate	(6)	—	$(0.06)	$—
	(16)	(5)	$(0.16)	$(0.05)
Excluding specific items	21	(9)	$0.22	$(0.09)

Note 1 - Specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations (adjusted) and cash flow from operations (adjusted) per share with cash flow from operations (adjusted) excluding specific items and cash flow from operations (adjusted) per share excluding specific items:

	Cash flow from operations (adjusted)		Cash flow from operations (adjusted) per share
	For the 3-month periods ended March 31		For the 3-month periods ended March 31
(in millions of Canadian dollars, except amount per share)	2009	2008	2009	2008

Cash flow provided by operating activities	67	(31)
Changes in non-cash working capital components	1	48
Cash flow (adjusted) from operations	68	17	$0.69	$0.17
Specific items :
Inventory adjustment resulting from business acquisition	—	1	—	$0.01
Closure and restructuring costs, net of current income tax	2	8	$0.02	$0.08
Excluding specific items	70	26	$0.71	$0.26

The following table reconciles cash flow provided by (used for) operating activities with operating income and operating income before depreciation and amortization:

	For the 3-month periods ended March 31
(in millions of dollars)	2009	2008

Cash flow provided (used) by operating activities	67	(31)
Changes in non-cash working capital components	1	48
Depreciation and amortization	(54)	(51)
Current income taxes	8	11
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	27	24
Loss on disposal	—	(5)
Impairment loss	(3)	—
Unrealized gain on financial instruments	1	—
Other non-cash adjustments	2	(2)
Operating income from continuing operations	49	(6)
Depreciation and amortization	54	51
Operating income before depreciation and amortization	103	45

Consolidated Balance Sheets

		As at March 31,	As at December 31,
(in millions of Canadian dollars) (unaudited)	Note	2009	2008
			(restated - note 1a))
Assets
Current assets
Cash and cash equivalents		13	11
Accounts receivable		639	657
Inventories		577	580
		1,229	1,248
Property, plant and equipment		2,028	2,030
Intangible assets	4 a)	139	142
Other assets	4 b)	318	289
Goodwill		327	321
		4,041	4,030
Liabilities and Shareholders’ Equity
Current liabilities
Bank loans and advances		72	104
Accounts payable and accrued liabilities		569	586
Current portion of long-term debt	5	39	36
		680	726
Long-term debt	5	1,707	1,672
Other liabilities	6	365	377
		2,752	2,775
Commitment and Contingencies	9
Shareholders’ Equity
Capital stock		510	515
Retained earnings		691	655
Accumulated other comprehensive income	8	88	85
		1,289	1,255
		4,041	4,030

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings (Loss)

		For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note	2009	2008
			(restated - note 1a))
Sales		970	959
Cost of sales and expenses
Cost of sales (excluding depreciation and amortization)		752	805
Depreciation and amortization		54	51
Selling and administrative expenses		108	97
Losses on disposal	3	—	5
Impairment and other restructuring costs	2	5	8
Loss (gain) on financial instruments		2	(1)
		921	965
Operating income (loss) from continuing operations		49	(6)
Interest expense		27	24
Gain on purchases of senior notes		(14)	—
Foreign exchange loss on long-term debt		—	5
		36	(35)
Provision for (recovery of) income taxes		5	(9)
Share of results of significantly influenced companies		(5)	(4)
Non-controlling interest		(1)	1
Net earnings (loss) from continuing operations		37	(23)
Net earnings from discontinued operations		—	19
Net earnings (loss) for the period		37	(4)
Basic and diluted net earnings (loss) from continuing operations per common share		$0.38	$(0.23)
Basic and diluted net earnings (loss) per common share		$0.38	$(0.04)
Weighted average number of common shares outstanding		98,458,747	99,041,800

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

		For the 3-month period ended March 31,
(in millions of Canadian dollars) (unaudited)	Note	Capital stock	Retained earnings	Accumulated other comprehensive income	2009 Shareholders’ Equity
Balance - Beginning of period		515	656	85	1,256
Cumulative impact of accounting changes	1 a)	—	(1)	—	(1)
Restated balance - Beginning of period		515	655	85	1,255
Comprehensive income:
Net earnings for the period		—	37	—	37
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	5	5
Change in fair value of foreign exchange forward contracts designated as cash flow hedges		—	—	1	1
Change in fair value of commodity derivative financial instruments designated as cash flow hedges		—	—	(3)	(3)
Comprehensive income for the period					40
Dividends		—	(4)	—	(4)
Redemption of common shares		(5)	3	—	(2)
Balance - End of period		510	691	88	1,289

		For the 3-month period ended March 31,
					2008
					(restated - note 1a))
(in millions of Canadian dollars) (unaudited)	Note	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity
Balance - Beginning of period		517	728	(43)	1,202
Cumulative impact of accounting changes		—	(1)	—	(1)
Restated balance - Beginning of period		517	727	(43)	1,201
Comprehensive income:
Net loss for the period		—	(4)	—	(4)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities		—	—	53	53
Change in fair value of foreign exchange forward contracts designated as cash flow hedges		—	—	(2)	(2)
Change in fair value of interest rate swap agreements designated as cash flow hedges		—	—	(1)	(1)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges		—	—	4	4
Comprehensive income for the period					50
Dividends		—	(4)	—	(4)
Redemption of common shares		(1)	(1)	—	(2)
Balance - End of period		516	718	11	1,245

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

		For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	Note	2009	2008
			(restated - note 1a))
Operating activities from continuing operations
Net earnings (loss) for the period		37	(4)
Net earnings from discontinued operations		—	(19)
Net earnings (loss) from continuing operations		37	(23)
Adjustments for
Depreciation and amortization		54	51
Losses on disposal	3	—	5
Impairment and other restructuring costs	2	3	—
Unrealized gain on financial instruments		(1)	—
Foreign exchange loss on long-term debt		—	5
Gain on purchases of senior notes		(14)	—
Future income taxes		(3)	(20)
Share of results of significantly influenced companies		(5)	(4)
Non-controlling interest		(1)	1
Others		(2)	2
		68	17
Change in non-cash working capital components		(1)	(48)
		67	(31)
Investing activities from continuing operations
Purchases of property, plant and equipment		(40)	(41)
Increase in other assets		(3)	(1)
Cash of a joint venture and business acquisitions		—	6
		(43)	(36)
Financing activities from continuing operations
Bank loans and advances		(32)	15
Change in revolving credit facilities		12	11
Purchases of senior notes		(14)	—
Increase in other long-term debt		22	—
Payments of other long-term debt		(1)	(1)
Redemption of common shares		(2)	(2)
Dividends		(4)	(4)
		(19)	19
Change in cash and cash equivalents during the period from continuing operations		5	(48)
Change in cash and cash equivalents from discontinued operations, including proceeds on disposal		(3)	35
Net change in cash and cash equivalents during the period		2	(13)
Translation adjustments on cash and cash equivalents		—	6
Cash and cash equivalents - Beginning of period		11	25
Cash and cash equivalents - End of period		13	18

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

FOR EACH OF THE YEARS IN THE 3-MONTH PERIOD ENDED MARCH 31, 2009

(tabular amounts in millions of Canadian dollars, except amount per share)

(unaudited)

Notes to Interim Consolidated Financial Statements

1 ACCOUNTING POLICIES

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles («GAAP») with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) New accounting standards adopted

Goodwill and intangible assets - On January 1, 2009, the Company adopted, CICA handbook Section 3064 “Goodwill and intangible assets”, replacing CICA handbook Section 3062 “Goodwill and other intangible assets” and CICA handbook Section 3450 “Research and development costs”. This new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The provisions of Section 3064 have been adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company recorded certain expenditures related to start-up costs as expenses, rather than recording them as assets in “Other finite-life intangible assets”. The company also reclass from property, plant and equipment to other assets, the net book value of its software in the amount of $7 million as at December 31, 2008.

The impact of the adoption of Section 3064 is detailed as follows:

	2008					2007
increase (decrease)	March 31	June 30	September 30	December 31	Annual	Annual
Retained earnings - beginning of the period	(1)	—	—	—	(1)	(2)
Depreciation and amortization	—	—	—	(1)	(1)	(1)
Net earnings	—	—	—	1	1	1
Net earnings per common share	—	—	—	0.01	0.01	0.01

Credit risk and the fair value of financial assets and financial liabilities - On January 1, 2009, the Company adopted the CICA issued EIC-173 “Credit risk and the fair value of financial assets and financial liabilities” with retrospective application, without restatement of prior periods. The guidance requires that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The company evaluated that the adoption of these recommendations did not have a significant impact.

b) New accounting standards not yet adopted

Business Combinations - In January 2009, CICA published Section 1582 ‘‘Business Combinations’’. This section replaces the former Section 1581 “Business combinations”. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. This standard is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this new standard. The Company is currently evaluating the impact of the adoption of this new standard.

Consolidated financial statements and non-controlling interests - In January 2009, CICA published ‘‘Consolidated financial statements’’, Section 1601 and ‘‘Non-controlling interests’’, Section 1602. These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions. These standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt these new standards. The Company is currently evaluating the impact of the adoption of these new standards.

2 IMPAIRMENT CHARGES, CLOSURE AND OTHER RESTRUCTURING COSTS

The following table shows the reconciliation of all closure and restructuring cost provisions. The balance as at March 31, 2009 should be paid within the next twelve months. It includes the provisions relating to discontinued operations.

	As at March 31,	As at December 31,
	2009	2008
Balance at beginning of period	22	19
Additional provision - severance and pension liability	2	26
Others	—	1
Payments	(6)	(24)
Balance at end of period	18	22

On April 2, 2009, the Company announces the closure of its Quebec city based corrugated products plant. Sales and distribution services at the Quebec city plant will remain intact and production will be redirected progressively towards the other Quebec based corrugated products plants. The Company recorded an impairment charge and restructuring cost of $3 million on these assets. Additional closure costs provisions will be recorded in 2009 when the amount of the liabilities will be determine.

Following the closure of its Dopaco converting plant located in Bakersfield in 2008, the Company recorded a charge of $1 million, in the first quarter of 2009, to terminate the lease of the building used for the operation of Bakersfield. The Company also recorded an additional charge of $1 million following the closure of its Toronto recycled boxboard mill in 2008.

3 LOSSES ON DISPOSAL

	For the 3-month periods ended March 31,
	2009	2008
Loss on a contribution to a joint venture	—	5
	—	5

4 INTANGIBLE ASSETS AND OTHER ASSETS

	As at March 31,	As at December 31,
	2009	2008
		(restated - note 1a))
a) Intangible assets are detailed as follows:
Customer relationship and client lists	134	136
Other finite-life intangible assets	5	6
Total intangible assets	139	142

b) Other assets are detailed as follows:
Investments in significantly influenced companies	152	147
Notes receivable	7	8
Other investments	4	3
Investment in shares held for trading	2	2
Deferred charges	15	13
Software	10	7
Employee future benefits	94	97
Fair value of derivative financial assets	34	13
	318	290
Less : Current portion, included in accounts receivable	—	1
Total other assets	318	289

5 LONG-TERM DEBT

	As at March 31,	As at December 31,
	2009	2008
7.25% Unsecured senior notes of US$ 646 million (2008 - US$ 672 million), maturing in 2013	814	823
6.75% Unsecured senior notes of US$ 250 million (2008 - US$ 250 million), maturing in 2013	315	306
Revolving and term credit facilities	543	527
Capital lease obligations	2	1
Other debts of subsidiaries	15	15
Other debts without recourse to the Company	67	47
	1,756	1,719
Less: Unamortized financing costs	10	11
Total long-term debt	1,746	1,708
Less:
Current portion of debts of subsidiaries	3	2
Current portion of debts without recourse to the Company	36	34
	39	36
	1,707	1,672

During the first quarter of 2009, the Company purchased US$26.1 million of nominal value of its 7.25% Unsecured senior notes for an amount of US$14.6 million. These notes were not cancelled and are still outstanding as at March 31, 2009 but are held by the Company. The gain resulting from the difference between the nominal value and the amount paid has been recorded in earnings for $14 million.

6 OTHER LIABILITIES

	As at March 31,	As at December 31,
	2009	2008
Employee future benefits	120	124
Future income taxes	195	199
Fair value of derivative financial liabilities	47	43
Legal settlement	7	9
Non-controlling interest	21	22
Others	14	16
	404	413
Less : Current portion, included in accounts payable and accrued liabilities	39	36
Total other liabilities	365	377

7 ADDITIONAL INFORMATION

	For the 3-month periods ended March 31,
	2009	2008
(a) Employee future benefits expenses
Defined benefit pension plans	6	5
Other employee future benefit plans	2	2
Defined contribution pension plans	1	1
(b) Supplemental disclosure
Depreciation of property, plant and equipment	51	48
Amortization of other assets	3	3
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	36	33
Income taxes paid	4	7

8 ACCUMULATED OTHER COMPREHENSIVE INCOME

	As at March 31,	As at December 31,
	2009	2008
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities and net of related income taxes of $40 million (2008 - $42 million)	146	141
Unrealized gains (losses) arising from foreign exchange forward contracts designated as cash flow hedges, net of related income taxes of $24 million (2008 - $25 million)	(56)	(57)
Unrealized losses arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes of $ 2 million (2008 - $1.5 million)	(2)	(2)
Unrealized gains arising from commodity derivative financial instruments designated as cash flow hedges, net of related income taxes of $(2) million (2008 - $(3) million)	—	3
	88	85

9 CONTINGENCY AND SUBSEQUENT EVENT

The Company is currently working with representatives of the Ontario Ministry of the environment (MOE) - Northern Region, regarding its potential responsibility for an environmental impact identified at its former Thunder Bay facility (the «Mill»). The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill’s lagoon. Several meetings were held during the previous year and during the quarter with the MOE and AbitibiBowater Inc., a former owner of the facility who has recently filed for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the concurrence of the MOE and the outcome of the current procedures at AbitibiBowater Inc.

10 COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation of financial statements adopted as at January 1, 2009.

Selected Segmented Information

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2009	2008
Sales
Packaging products
Boxboard
Manufacturing	180	195
Converting	181	161
Intersegment sales	(25)	(27)
	336	329
Containerboard
Manufacturing	131	154
Converting	217	227
Intersegment sales	(85)	(90)
	263	291
Specialty products
Manufacturing	86	76
Converting	61	63
Recovery and deinked pulp	59	93
Intersegment sales	(20)	(23)
	186	209
Intersegment sales	(13)	(28)
	772	801
Tissue papers
Manufacturing and converting	211	170

Intersegment sales	(13)	(12)
Total	970	959

Selected Segmented Information

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2009	2008
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	12	(6)
Converting	12	12
Others	(2)	(7)
	22	(1)
Containerboard
Manufacturing	35	17
Converting	7	14
Others	(7)	3
	35	34
Specialty products
Manufacturing	9	(1)
Converting	5	5
Recovery and deinked pulp	—	5
Others	(1)	—
	13	9
	70	42
Tissue papers
Manufacturing and converting	39	12

Corporate	(6)	(9)
Operating income before depreciation and amortization from continuing operations	103	45

		(restated - note 1a))
Depreciation and amortization
Boxboard	(19)	(16)
Containerboard	(16)	(16)
Specialty products	(8)	(8)
Tissue papers	(9)	(8)
Corporate and eliminations	(2)	(3)
	(54)	(51)
Operating income (loss) from continuing operations	49	(6)

Selected Segmented Information

	For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	2009	2008
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	4	4
Converting	8	9
	12	13
Containerboard
Manufacturing	3	2
Converting	2	4
	5	6
Specialty products
Manufacturing	1	1
Converting	1	1
Recovery and deinked pulp	8	1
	10	3
	27	22
Tissue papers
Manufacturing and converting	7	10

Corporate	1	2
Total	35	34

Purchases of property, plant and equipment included in accounts payable
Beginning of period	14	17
End of period	(9)	(10)
Total investing activities	40	41

INVESTOR RELATIONS

FOR MORE INFORMATION, PLEASE CONTACT:

DIDIER FILION

DIRECTOR, INVESTOR RELATIONS

CASCADES INC.

772 SHERBROOKE STREET WEST

MONTRÉAL, QUÉBEC  H3A 1G1

CANADA

TELEPHONE: 1 (514) 282-2697

FAX: 1 (514) 282-2624

INVESTOR@CASCADES.COM